Exhibit 4.3

5 December 2018

Barclays

European Loans Agency

1 Churchill Place

London

E14 5HP

For the attention of Sarah Oldfield, European Loans Agency

Vodafone Group Plc - €3.86bn (as increased to €4.01bn) 5+1+1 Revolving Credit Facility dated on 11 January 2018 (“RCF”)

Included within the RCF referenced above is an Extension Option (Section 6) whereby Vodafone may give notice to the Facility Agent not more than 60 days and not less than 30 days before the first anniversary that it wishes to request that the Final Maturity Date be extended for a further period of one year i.e. extend the current Maturity Date of Wednesday 11 January 2023 to Thursday 11 January 2024.

Please accept this letter as confirmation that Vodafone wishes to apply for such a one year extension in accordance with Section 6 of the RCF. In your role as Facility Agent please could you communicate this request to all Lenders and collate the Lender responses by Wednesday 2 January 2019.

If you have any questions or require clarification please do not hesitate to contact Neil Garrod, Vodafone Group Treasury Director.

Yours faithfully,

/s/ Margherita Della Valle	/s/ Neil Garrod
Margherita Della Valle	Neil Garrod

Group Chief Financial Officer	Group Treasury Director

Vodafone Group Plc	T +44(0) 1635 33251
1 Kingdom Street, Paddington Central	F +44(0) 1635 238 080
London, W2 6BY, United Kingdom	vodafone.com

Registered office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, Registered in England No. 01833679